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Exhibit 12.01

WellPoint Health Networks Inc.
Statement Regarding Computation of Ratios of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
Earnings from continuing operations (excluding extraordinary items) before income taxes	$386,354	$391,986	$487,321	$564,313	$698,582	$512,352	$863,423
Interest on borrowings	36,658	26,903	20,178	23,978	49,929	36,332	49,450
One-third of rents	11,100	14,467	13,929	15,846	22,084	16,101	19,343

Earnings	$434,112	$433,356	$521,428	$604,137	$770,595	$564,785	$932,216

Interest on borrowings	$36,658	$26,903	$20,178	$23,978	$49,929	$36,332	$49,450
One-third of rents	11,100	14,467	13,929	15,846	22,084	16,101	19,343

Fixed Charges	$47,758	$41,370	$34,107	$39,824	$72,013	$52,433	$68,793

Ratio of earnings to fixed charges	9.1	10.5	15.3	15.2	10.7	10.8	13.6

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WellPoint Health Networks Inc. Statement Regarding Computation of Ratios of Earnings to Fixed Charges (dollars in thousands)